Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queens Road Central, Hong Kong

September 24, 2018

VIA EDGAR

Ms. Celeste Murphy

Mr. Will Mastrianna

Mr. Courtney Lindsay

Mr. Robert Littlepage

Ms. Kathryn Jacobson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	LAIX Inc. (formerly known as LingoChamp Inc.) (CIK No. 0001742056)

Registration Statement on Form F-1 (File No. 333-227151)

Ladies and Gentlemen:

We hereby join LAIX Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 5:00 p.m., Eastern Time, on September 26, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 795 copies of the Company’s preliminary prospectus dated September 14, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ David Lau
Name: David Lau
Title: Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Edward Byun

Name: Edward Byun
Title: Managing Director

[Signature Page to the Acceleration Request]